SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period February 28, 2007 to March 16, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Consolidated financial statements of Pengrowth Energy Trust for year ended December 31, 2006.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 16, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

MANAGEMENT’S REPORT TO UNITHOLDERS
MANAGEMENTS’ RESPONSIBILITY TO UNITHOLDERS
The financial statements are the responsibility of the management of Pengrowth Energy Trust. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgments, where appropriate.
Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of four non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.
KPMG LLP, the independent auditors appointed by the unitholders, have audited Pengrowth Energy Trust’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

[signed]	[signed]
James S. Kinnear	Christopher G. Webster
Chairman, President and	Chief Financial Officer
Chief Executive Officer
February 26, 2007
92 | PENGROWTH 2006

AUDITORS’ REPORT
TO THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flow for each of the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
[KPMG LLP signed]
Chartered Accountants
Calgary, Canada
February 26, 2007
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS OF PENGROWTH CORPORATION, AS ADMINISTRATOR OF PENGROWTH ENERGY TRUST AND THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited management’s assessment, included in the accompanying management’s report, that Pengrowth Energy Trust (“the Trust”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Trust’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over
PENGROWTH 2006 | 93

financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Trust acquired Esprit Energy Trust during 2006, and management excluded from its assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, Esprit Energy Trust’s internal control over financial reporting associated with total assets of $1,532 million and total oil and gas sales of $71 million included in the consolidated financial statements of the Trust as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Trust also excluded an evaluation of the internal control over financial reporting of Esprit Energy Trust.
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 26, 2007, expressed an unqualified opinion on those consolidated financial statements.
[KPMG LLP signed]
Chartered Accountants
Calgary, Canada
February 26, 2007
94 | PENGROWTH 2006

Consolidated
Financial Statements
CONSOLIDATED BALANCE SHEETS
Stated in thousands of dollars

As at December 31	2006	2005

ASSETS
Current Assets
Accounts receivable	$151,719	$127,394
Fair value of commodity contracts (Note 20)	37,972	—

	189,691	127,394
Fair value of commodity contracts (Note 20)	495	—
Deposit on acquisition (Note 22)	103,750	—
Other assets (Note 4)	29,097	13,215
Equity investment (Note 5)	7,035	—
Property, plant and equipment (Note 6)	3,741,602	2,067,988
Goodwill (Note 3)	598,302	182,835

	$4,669,972	$2,391,432

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	$9,374	$14,567
Accounts payable and accrued liabilities	201,056	111,493
Distributions payable to unitholders	122,080	79,983
Due to Pengrowth Management Limited	2,101	8,277
Other liabilities (Notes 7 and 8)	5,017	25,279

	339,628	239,599
Fair value of commodity contracts (Note 20)	1,367	—
Contract liabilities (Note 8)	16,825	12,937
Convertible debentures (Note 9)	75,127	—
Long term debt (Note 10)	604,200	368,089
Asset retirement obligations (Note 11)	255,331	184,699
Future income taxes (Note 12)	327,817	110,112
Trust unitholders’ equity (Note 13)
Trust unitholders’ capital	4,383,993	2,514,997
Equity portion of convertible debentures	160	—
Contributed surplus	4,931	3,646
Deficit (Note 15)	(1,339,407)	(1,042,647)

	3,049,677	1,475,996

Commitments (Note 21)
Subsequent events (Note 22)

	$4,669,972	$2,391,432

See accompanying notes to the consolidated financial statements.
Approved on behalf of Pengrowth Energy Trust by Pengrowth Corporation, as Administrator.

[signed] Director	[signed] Director
PENGROWTH 2006 | 95

Consolidated
Financial Statements
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
Stated in thousands of dollars

Years ended December 31	2006	2005

REVENUES
Oil and gas sales	$1,214,093	$1,151,510
Processing and other income	15,639	15,091
Royalties, net of incentives	(241,494)	(213,863)

	988,238	952,738
Interest and other income	3,129	2,596

Net Revenue	991,367	955,334
EXPENSES
Operating	270,519	218,115
Transportation	7,621	7,891
Amortization of injectants for miscible floods	34,644	24,393
Interest	32,109	21,642
General and administrative	36,613	30,272
Management fee	9,941	15,961
Foreign exchange (gain) loss (Note 16)	22	(6,966)
Depletion and depreciation	351,575	284,989
Accretion (Note 11)	16,591	14,162
Unrealized gain on commodity contracts (Note 20)	(26,499)	—
Other expenses	10,183	4,029

	743,319	614,488

Income Before Taxes	248,048	340,846
Income Tax Expense (Reduction) (Note 12)
Capital	14	2,244
Future	(14,269)	12,276

	(14,255)	14,520

NET INCOME	$262,303	$326,326
Deficit, beginning of year	(1,042,647)	(922,996)
Distributions paid or declared	(559,063)	(445,977)

Deficit, end of year	$(1,339,407)	$(1,042,647)

Net Income per Trust Unit (Note 19)
Basic	$1.49	$2.08
Diluted	$1.49	$2.07

See accompanying notes to the consolidated financial statements.
96 | PENGROWTH 2006

Consolidated
Financial Statements
CONSOLIDATED STATEMENTS OF CASH FLOW
Stated in thousands of dollars

Years ended December 31	2006	2005
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$262,303	$326,326
Depletion, depreciation and accretion	368,166	299,151
Future income taxes (reduction)	(14,269)	12,276
Contract liability amortization	(5,447)	(5,795)
Amortization of injectants	34,644	24,393
Purchase of injectants	(34,630)	(34,658)
Expenditures on remediation	(9,093)	(7,353)
Other non-cash items	(66)	—
Unrealized foreign exchange (gain) loss (Note 16)	480	(7,800)
Unrealized gain on commodity contracts (Note 20)	(26,499)	—
Trust unit based compensation (Note 14)	2,546	2,932
Deferred charges	(5,081)	(4,961)
Amortization of deferred charges	5,645	3,726
Changes in non-cash operating working capital (Note 17)	(24,331)	9,833

	554,368	618,070

FINANCING
Distributions paid	(516,966)	(436,450)
Bank indebtedness	9,374	—
Change in long term debt, net	(54,870)	10,030
Redemption of convertible debentures (Note 9)	(21,184)	—
Repayment of note payable (Note 7)	(20,000)	(15,000)
Proceeds from issue of trust units	971,791	42,544

	368,145	(398,876)

INVESTING
Business acquisitions (Note 3)	(500,451)	(935)
Property acquisitions	(52,880)	(91,633)
Expenditures on property, plant and equipment	(300,809)	(175,693)
Proceeds on property dispositions	15,230	37,617
Deposit on acquisition (Note 22)	(103,750)	—
Change in remediation trust funds (Note 11)	(2,815)	(20)
Change in non-cash investing working capital (Note 17)	37,529	1,117

	(907,946)	(229,547)

Change in cash (bank indebtedness)	14,567	(10,353)
Bank indebtedness at beginning of year	(14,567)	(4,214)

Cash (bank indebtedness) at end of year	$—	$(14,567)

See accompanying notes to the consolidated financial statements.
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Notes to Consolidated
Financial Statements
(Tabular amounts are stated in thousands of dollars except per trust unit amounts.)
1. STRUCTURE OF THE TRUST
Pengrowth Energy Trust (the “Trust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (Corporation) and Computershare Trust Company of Canada (Computershare). Operations commenced on December 30, 1988. The beneficiaries of the Trust are the holders of trust units (the “unitholders”).
The purpose of the Trust is to directly and indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation and its subsidiaries are financed by issuance of royalty units and interest bearing notes to the Trust and third party debt. The Trust owns approximately 99.99 percent of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2006 and 2005, this Residual Interest, as computed, did not result in any income retained by the Corporation.
The royalty units and notes of the Corporation held by the Trust entitle it to the net income generated by the Corporation and its subsidiaries’ petroleum and natural gas properties less amounts withheld in accordance with prudent business practices to provide for future operating costs and asset retirement obligations, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by the Trust. Pursuant to the Royalty Indenture, the Board of Directors of the Corporation can establish a reserve for certain items including up to 20 percent of gross revenue to fund future capital expenditures or for the payment of royalty income in any future period.
Pursuant to the Trust Indenture, trust unitholders are entitled to monthly distributions from interest income on the notes, royalty income under the Royalty Indenture and from other investments held directly by the Trust, less any reserves and certain expenses of the Trust including general and administrative costs as defined in the Trust Indenture.
The Board of Directors has general authority over the business and affairs of the Corporation and derives its authority in respect to the Trust by virtue of the delegation of powers by the trustee to the Corporation as Administrator in accordance with the Trust Indenture.
The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement”) in Esprit Exploration Ltd. (Esprit) as a result of a business combination with Esprit Energy Trust (Esprit Trust). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement.
Pengrowth Management Limited (the “Manager”) has certain responsibilities for the business affairs of the Corporation, Esprit and the administration of the Trust under the terms of the management agreement and defers to the Board of Directors on all matters material to the Corporation and the Trust. Corporate governance practices are consistent with corporations and trusts that do not have a management agreement. The management agreement terminates on July 1, 2009. The Manager owns nine percent of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation and Esprit.
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Notes to Consolidated
Financial Statements
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The consolidated financial statements include the accounts of the Trust, the Corporation and its subsidiaries and as of October 2, 2006, the accounts of Esprit Trust, Esprit and its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.
The Trust owns 91 percent of the shares of Corporation and, through the royalty and notes, obtains substantially all the economic benefits of Corporation. The Trust owns all the shares of Esprit and, through the net profits interest and notes, obtains substantially all the economic benefits of Esprit. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of Corporation.
Joint Interest Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.
Property, Plant and Equipment
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The cost of unproven properties are included in the calculation of depletion. The fair value of future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit of production method. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.
General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of Pengrowth’s working interest in capital expenditure programs to which overhead fees can be recovered from partners. Overhead fees are not charged on 100 percent owned projects.
Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.
There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.
Repairs and maintenance costs are expensed as incurred.
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Notes to Consolidated
Financial Statements
Goodwill
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest an impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.
Injectant Costs
Injectants (mostly natural gas and ethane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of hydrocarbon injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 24 to 30 months.
Asset Retirement Obligations
Pengrowth recognizes the fair value of an Asset Retirement Obligation (ARO) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.
Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (SOEP). Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against actual cash distributions in the period incurred.
Income Taxes
The Trust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements. During 2006 the taxation authorities have released for comment draft legislation which would result in a tax structure for trusts similar to that of corporate entities. If the proposed legislation is implemented the Trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in the Trust.
The Corporation, Esprit and their subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.
Trust Unit Compensation Plans
Pengrowth has trust unit based compensation plans, which are described in Note 14. Compensation expense associated with trust unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed
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Notes to Consolidated
Financial Statements
surplus. For grants after January 1, 2006, Pengrowth estimates the forfeiture rate of trust unit rights and deferred entitlement trust units (DEUs) at the date of grant. For grants prior to December 31, 2005, Pengrowth did not estimate the forfeiture rate of trust unit rights and DEUs, forfeitures were accounted for as they occur. Any consideration received upon the exercise of trust unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the estimated fair value of the trust unit based compensation at the date of grant, as further described in Note 14.
Pengrowth does not have any outstanding trust unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.
Risk Management
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. Prior to May 1, 2006, any contracts previously designated as hedges continued to be designated as hedges and Pengrowth formally documented the relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair value or cash flows of hedged items.
Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding sales are recognized.
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into commodity price swaps whereby the Canadian dollar price in the swap is fixed. Foreign exchange gains and losses realized on the settlement of the commodity price swaps are recognized in income as a component of oil and gas sales during the same period as the corresponding sales are recognized.
Foreign exchange swaps were used to fix the foreign exchange rate on the interest and principal of the Pounds Sterling 50 million ten year senior unsecured notes (see Note 20). Pengrowth has formally documented this relationship as a hedge as well as the risk management objective and strategy for undertaking the hedge. As a result of applying hedge accounting to this transaction, any unrealized foreign exchange gains (losses) on the translation of the debt are deferred and recorded in other asset (other liabilities).
Measurement Uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.
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Notes to Consolidated
Financial Statements
The amounts recorded for depletion, depreciation, amortization of injectants, goodwill and ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.
Net Income Per Trust Unit
Basic net income per unit amounts are calculated using the weighted average number of units outstanding for the year. Diluted net income per unit amounts include the dilutive effect of trust unit options, trust unit rights and DEUs using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money trust unit options and trust unit rights would be used to purchase trust units at the average price during the period. Diluted net income per unit amounts also includes the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.
Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.
Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
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Notes to Consolidated
Financial Statements
3. ACQUISITIONS
2006 Acquisitions

	Carson Creek	Esprit
	Properties	Energy Trust	Total

ALLOCATION OF PURCHASE PRICE:
Property, plant and equipment	$495,806	$1,207,121	$1,702,927
Goodwill	129,745	285,722	415,467
Fair value of commodity contracts	—	10,601	10,601
Bank debt	—	(276,870)	(276,870)
Convertible debentures (Note 9)	—	(96,500)	(96,500)
Contract liabilities (Note 8)	(9,073)	—	(9,073)
Asset retirement obligations	(20,668)	(51,651)	(72,319)
Future income taxes	(121,384)	(110,590)	(231,974)
Working capital deficiency	—	(45,864)	(45,864)

	$474,426	$921,969	$1,396,395

CONSIDERATION:
Cash	$474,089	$19,990	$494,079
Pengrowth trust units issued	—	895,944	895,944
Acquisition costs	337	6,035	6,372

	$474,426	$921,969	$1,396,395

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.
The future income tax liability was determined based on the enacted income tax rate of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.
Carson Creek Properties
On September 28, 2006, Pengrowth acquired all of the issued and outstanding shares of a company which has interests in oil and natural gas assets in the Carson Creek area of Alberta (the “Carson Creek” acquisition). The transaction was accounted for using the purchase method of accounting.
Pengrowth assumed a firm pipeline transportation contract liability. The fair value of the contract was determined at the date of acquisition. Results of operations from the Carson Creek acquisition subsequent to the acquisition date are included in the consolidated financial statements. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the Carson Creek assets is still pending.
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Notes to Consolidated
Financial Statements
Esprit Energy Trust
On October 2, 2006, Pengrowth and Esprit Trust completed a business combination (the “Combination”). Under the terms of the Combination agreement, each Esprit trust unit was exchanged for 0.53 of a Pengrowth trust unit and a one time special distribution of $0.30 per Esprit trust unit that was paid to Esprit unitholders prior to the closing date of the Combination.
As a result of the Combination, 34,725,157 Pengrowth trust units were issued to Esprit unitholders. The value assigned to each Pengrowth trust unit issued was approximately $25.80 per unit based on the weighted average market price of the trust units on the five days surrounding the announcement of the Combination. The Combination was accounted for as an acquisition of Esprit Trust by Pengrowth using the purchase method of accounting.
The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the Esprit Trust and Esprit assets is still pending.
2005 Acquisitions

	Crispin	Swan Hills
	Energy Inc	Properties	Total

ALLOCATION OF PURCHASE PRICE:
Working capital	$1,655	$—	$1,655
Property, plant and equipment	121,729	87,170	208,899
Goodwill	12,216	—	12,216
Bank debt	(20,459)	—	(20,459)
Asset retirement obligations	(4,038)	—	(4,038)
Future income taxes	(22,208)	—	(22,208)

	$88,895	$87,170	$176,065

CONSIDERATION:
Cash	$—	$87,170	$87,170
Pengrowth trust units issued	87,960	—	87,960
Acquisition costs	935	—	935

	$88,895	$87,170	$176,065

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.
The future income tax liability was determined based on the enacted income tax rate of approximately 34 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of one and one half percent, and a discount rate of eight percent.
104 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Crispin Energy Inc.
On April 29, 2005, Pengrowth acquired all of the issued and outstanding shares of Crispin Energy Inc. (Crispin) which held interests in oil and natural gas assets mainly in Alberta. The shares were acquired on the basis of exchanging 0.0725 Class B trust units of the Trust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of the Trust for each share held by non-Canadian resident shareholders of Crispin. The average value assigned to each trust unit issued was $20.80 based on the weighted average trading price of the Class A and Class B trust units for a period before and after the acquisition was announced. The Trust issued 3,538,581 Class B trust units and 686,732 Class A trust units valued at $88 million. The transaction was accounted for using the purchase method of accounting.
Results from operations of the acquired assets of Crispin subsequent to April 29, 2005 are included in the consolidated financial statements.
Swan Hills Properties
In February 2005, Pengrowth acquired an additional 11.9 percent working interest in Swan Hills for a purchase price of $87 million before adjustments. The acquisition increased Pengrowth’s working interest in the Swan Hills Unit No. 1 to approximately 22 percent.
4. OTHER ASSETS

	2006	2005

Deferred compensation expense (net of accumulated amortization of $2,381, 2005 — $2,143)	$2,696	$2,141
Debt issue costs (net of accumulated Amortization of $1,192, 2005 - $821)	1,626	1,997
Imputed interest on note payable (net of accumulated amortization of $3,607, 2005 — $2,859)	—	748

	4,322	4,886
Deferred foreign exchange loss on translation of U.K. debt	13,631	—
Remediation trust funds (Note 11)	11,144	8,329

	$29,097	$13,215

5. EQUITY INVESTMENT

	2006	2005

Investment in Monterey	$7,035	—

On January 12, 2006 Pengrowth closed certain transactions with Monterey Exploration Ltd. (“Monterey”) under which Pengrowth has sold certain oil and gas properties for $22 million in cash, less closing adjustments, and 8,048,132 common shares of Monterey. As of December 31, 2006, Pengrowth held approximately 34 percent of the common shares of Monterey.
Pengrowth utilizes the equity method of accounting for the investment in Monterey. The investment is initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings of Monterey. Any dividends received or receivable from Monterey would reduce the carrying value of the investment.
PENGROWTH 2006 | 105

Notes to Consolidated
Financial Statements
6. PROPERTY, PLANT AND EQUIPMENT

	2006	2005

Property, plant and equipment, at cost	$5,365,309	$3,340,106
Accumulated depletion and depreciation	(1,658,999)	(1,307,424)

Net book value of property, plant and equipment	3,706,310	2,032,682
Net book value of deferred injectant costs	35,292	35,306

Net book value of property, plant and equipment and deferred injectants	$3,741,602	$2,067,988

Property, plant and equipment includes $56.0 million (2005 — $77.3 million) related to ARO, net of accumulated depletion.
Pengrowth performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices are based on the January 1, 2007 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2006.

			Edmonton
		Foreign	Light
	WTI Oil	Exchange Rate	Crude Oil	AECO Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2007	$62.00	0.87	$70.25	$7.20
2008	$60.00	0.87	$68.00	$7.45
2009	$58.00	0.87	$65.75	$7.75
2010	$57.00	0.87	$64.50	$7.80
2011	$57.00	0.87	$64.50	$7.85
2012	$57.50	0.87	$65.00	$8.15
2013	$58.50	0.87	$66.25	$8.30
2014	$59.75	0.87	$67.75	$8.50
2015	$61.00	0.87	$69.00	$8.70
2016	$62.25	0.87	$70.50	$8.90
2017	$63.50	0.87	$71.75	$9.10
Escalate thereafter	+ 2.0 percent/yr		+ 2.0 percent/yr	+ 2.0 percent/yr

7. OTHER LIABILITIES

	2006	2005

Current portion of contract liabilities	$5,017	$5,279
Note payable	—	20,000

	$5,017	$25,279

The note payable was secured by Pengrowth’s working interest in SOEP, was non-interest bearing and was paid on December 31, 2006.
106 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
8. CONTRACT LIABILITIES
Contract liabilities are comprised of the following amounts:

	2006	2005

Fixed price commodity contract	$7,800	$12,318
Firm transportation contracts	14,042	5,898

	21,842	18,216
Less current portion	(5,017)	(5,279)

	$16,825	$12,937

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of the contracts was estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
9. CONVERTIBLE DEBENTURES
As a result of the Combination (see Note 3), Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “Debentures”). The Debentures were originally issued by Esprit Trust on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. At October 2, 2006, $95.8 million principal amount of Debentures was outstanding. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.
Pursuant to a change of control provision in the Debenture Indenture, Pengrowth was required to make an offer to purchase all of the outstanding Debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. On December 12, 2006 Pengrowth redeemed a portion of the Debentures, pursuant to the change of control provision, for cash proceeds of $21.8 million (including accrued interest of $0.6 million and offer premium of $0.2 million).
The Debentures were recorded on the consolidated financial statements at the estimated fair value on October 2, 2006, the date of the Combination. The estimated fair value of the Debentures was higher than the book (or “recorded”) value based on the market trading price of the Debentures on the date of the Combination. The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of the Combination, which has been classified as part of Trust Unitholders’ Equity. The fair value of the conversion feature was calculated using an option pricing model. The debt premium will be amortized over the term of the Debentures. The amortization of the debt premium and the interest paid are recorded as interest. If the Debentures are converted into trust units, the portion of the value of the conversion feature within Trust Unitholders’ Equity will be reclassified to trust units along with the principal amount converted. As of December 31, 2006, Debentures with a face value of $74.7 million remain outstanding.
PENGROWTH 2006 | 107

Notes to Consolidated
Financial Statements
The following is a reconciliation of the Debentures balance from October 2, 2006:

	Debt	Equity	Total

Fair value on October 2, 2006 (Note 3)	$96,295	$205	$96,500
Amortization of debt premium	(29)	—	(29)
Redeemed for cash	(21,139)	(45)	(21,184)

Balance, December 31, 2006	$75,127	$160	$75,287

10. LONG TERM DEBT

	2006	2005

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93 percent due April 2010	$174,810	$174,450
U.S. $50 million senior unsecured notes at 5.47 percent due April 2013	58,270	58,150

	233,080	232,600
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	114,120	100,489
Canadian dollar revolving credit borrowings	257,000	35,000

	$604,200	$368,089

On April 23, 2003, Corporation closed a U.S. $200 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.1 million are being amortized over the term of the notes (see Note 4).
On December 1, 2005, Corporation closed a Pounds Sterling 50 million private placement of senior unsecured notes. In a series of related hedging transactions, Pengrowth fixed the Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the hedging transactions. The notes contain the same financial maintenance covenants as the U.S. dollar denominated notes. Costs incurred in connection with issuing the notes, in the amount of $0.7 million are being amortized over the term on the notes (see Note 4).
Pengrowth has a $950 million extendible revolving term credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a three year term maturing June 16, 2009. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit. The facilities were reduced by drawings of $257 million and by outstanding letters of credit in the amount of approximately $17.6 million at December 31, 2006.
The five year schedule of long term debt repayment based on maturity is as follows: 2007 — nil, 2008 — nil, 2009 — 257.0 million, 2010 — 174.8 million, 2011 — nil.
108 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
11. ASSET RETIREMENT OBLIGATIONS
The ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various information including the annual reserves assessment and evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $255 million as at December 31, 2006 (2005 — $185 million), based on a total escalated future liability of $1,530 million (2005 — $1,041 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2035 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2005 — eight percent) and an inflation rate of two percent (2005 — two percent) were used to calculate the net present value of the ARO.
The following reconciles Pengrowth’s ARO:

	2006	2005

Asset retirement obligations, beginning of year	$184,699	$171,866
Increase (decrease) in liabilities during the year related to:
Acquisitions	72,680	6,347
Disposals	(1,500)	(3,844)
Additions	1,649	1,972
Revisions	(9,695)	1,549
Accretion expense	16,591	14,162
Liabilities settled during the year	(9,093)	(7,353)

Asset retirement obligations, end of year	$255,331	$184,699

Remediation trust funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.
Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2007. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.42 per mcf of natural gas production and $0.84 per bbl of natural gas liquids production from SOEP.
PENGROWTH 2006 | 109

Notes to Consolidated
Financial Statements
The following summarizes Pengrowth’s trust fund contributions for 2006 and 2005 and Pengrowth’s expenditures on ARO not covered by the trust funds:

Remediation Trust Funds	2006	2005

Opening balance	$8,329	$8,309
Contributions to Judy Creek Remediation Trust Fund	1,036	778
Contributions to SOEP Environmental Restoration Fund	2,153	556
Remediation funded by Judy Creek Remediation Trust Fund	(374)	(1,314)

	2,815	20

Closing balance	$11,144	$8,329

Expenditures on ARO	2006	2005

Expenditures on ARO not covered by the trust funds	$8,719	$6,039
Expenditures on ARO covered by the trust funds	374	1,314

	$9,093	$7,353

12. INCOME TAXES
The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to Pengrowth’s income before taxes.

	2006	2005

Income before taxes	$248,048	$340,846
Combined federal and provincial tax rate	34.1%	37.6%

Expected income tax	84,584	128,158
Net income of the Trust	(85,989)	(122,698)
Resource allowance	(8,618)	(10,985)
Non-deductible crown charges	17,586	24,271
Unrealized foreign exchange gain	1	(1,623)
Attributed Canadian royalty income	(6,616)	(3,541)
Effect of proposed tax changes	(19,886)	—
Future tax rate difference	2,491	(1,402)
Other including stock based compensation	2,178	96

Future income taxes	(14,269)	12,276
Capital taxes	14	2,244

	$(14,255)	$14,520

As identified above, changes to the income tax rates have reduced Pengrowth’s future tax rate to approximately 29 percent in 2006 (34 percent in 2005) applied to the temporary differences compared to the federal and provincial statutory rate of approximately 34 percent for the 2006 income tax year (38 percent in 2005).
110 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
The net future income tax liability is comprised of:

	2006	2005

Future income tax liabilities:
Property, plant, equipment and other assets	$339,660	$114,256
Unrealized foreign exchange gain	8,288	9,689
Other	150	110

	348,098	124,055

Future income tax assets:
Attributed Canadian royalty income	(13,947)	(7,819)
Contract liabilities	(6,334)	(6,124)

	$327,817	$110,112

The Trust maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items. Accordingly, no future income tax provision or recovery was made for temporary differences in the Trust. As at December 31, 2006, the tax basis of the Trust’s assets and liabilities exceed their net book value amount by $201 million (2005 — $241 million).
13. TRUST UNITS
The total authorized capital of Pengrowth is 500,000,000 trust units.
Total Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	159,864,083	$2,514,997	152,972,555	$2,383,284
Issued for the Crispin acquisition (non-cash)	—	—	4,225,313	87,960
Issued for the Esprit Trust business combination (non-cash)	34,725,157	895,944	—	—
Issued for cash	47,575,000	987,841	—	—
Issue costs	—	(51,575)	—	—
Issued on redemption of Deferred Entitlement Trust Units (DEUs)	14,523	233	—	—
Issued for cash on exercise of trust unit options and rights	607,766	9,476	1,512,211	21,818
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,226,806	26,049	1,154,004	20,726
Issued on redemption of Royalty Units (non-cash)	3,288	—	—	—
Trust unit rights incentive plan (non-cash exercised)	—	1,028	—	1,209

Balance at end of year	244,016,623	$4,383,993	159,864,083	$2,514,997

PENGROWTH 2006 | 111

Notes to Consolidated
Financial Statements
“Consolidated” Trust Units:

Year ended December 31	2006

	Number
Trust units issued	of trust units	Amount

Balance at beginning of year	—	$—
Issued in trust unit consolidation	160,921,001	2,535,949
Issued on conversion of Class A trust units	3,450	57
Issued for the Esprit Trust business combination (non-cash)	34,725,157	895,944
Issued for cash	47,575,000	987,841
Issue costs	—	(51,575)
Issued on redemption of DEUs	14,523	233
Issued for cash on exercise of trust unit options and rights	99,228	1,579
Issued for cash under DRIP	663,458	13,415
Issued on redemption of Royalty Units (non-cash)	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	376

Balance at end of year	244,005,105	$4,383,819

Class A Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	77,524,673	$1,196,121	76,792,759	$1,176,427
Issued for the Crispin acquisition (non-cash)	—	—	686,732	19,002
Trust units converted to Class A trust units	2,760	43	45,182	692
Trust units converted to “consolidated” trust units	(77,515,915)	(1,195,990)	—	—

Balance at end of year	11,518	$174	77,524,673	$1,196,121

Class B Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	82,301,443	$1,318,294	76,106,471	$1,205,734
Trust units converted to (from) Class B trust unit	1,095	17	(9,824)	(151)
Issued for the Crispin acquisition (non-cash)	—	—	3,538,581	68,958
Issued for cash on exercise of trust unit options and rights	508,538	7,897	1,512,211	21,818
Issued for cash under DRIP	563,348	12,634	1,154,004	20,726
Trust unit rights incentive plan (non-cash exercised)	—	652	—	1,209
Trust units renamed to become “consolidated” trust units	(83,374,424)	(1,339,494)	—	—

Balance at end of year	—	$—	82,301,443	$1,318,294

112 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Unclassified Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	37,967	$582	73,325	$1,123
Converted to Class A or Class B trust units	(3,855)	(60)	(35,358)	(541)
Trust units converted to “consolidated” trust units	(34,112)	(522)	—	—

Balance at end of year	—	$—	37,967	$582

Class A Trust Unit and Class B Trust Unit Consolidation
On June 23, 2006 the Pengrowth unitholders voted to consolidate the Class A trust units and Class B trust units into one class of trust units (“consolidated” trust units). As a result:
•	Effective as of 5:00 pm (Mountain Time) on June 27, 2006, the restrictions on the Class B trust units that provided that the Class B trust units may only be held by residents of Canada was eliminated.
•	Effective as of 5:00 p.m. (Mountain Time) on July 27, 2006;
•	the Class A trust units were delisted from the Toronto Stock Exchange (TSX) (effective as of the close of markets);

•	the Class B trust units were renamed as trust units to become the “consolidated” trust units and the trading symbol of the “consolidated” trust units was changed from PGF.B to PGF.UN;

•	all of the issued and outstanding Class A trust units were converted into “consolidated” trust units on the basis of one “consolidated” trust unit for each whole Class A trust unit previously held (with the exception of Class A trust units held by residents of Canada who provided a residency declaration to the Trustee);

•	the “consolidated” trust units were substitutionally listed in place of the Class A trust units on the New York Stock Exchange under the symbol PGH; and

•	the unclassified trust units were converted into consolidated trust units on the basis of one consolidated trust unit for each unclassified trust unit held.
Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation to royalty unitholders other than the Trust, the right to exchange such royalty unit for an equivalent number of trust units. Accordingly, Computershare as Trustee has reserved 14,952 trust units for such future conversion.
Redemption Rights
Trust units are redeemable at the option of the holder. The redemption price is equal to the lesser of 95 percent of the market trading price of the trust units traded on the TSX for the ten trading days after the trust units have been surrendered for redemption and the closing market price of the trust units quoted on the TSX on the date the trust units have been surrendered for redemption. Trust units can be redeemed for cash to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed.
PENGROWTH 2006 | 113

Notes to Consolidated
Financial Statements
Distribution Reinvestment Plan
Canadian resident trust unitholders are eligible to participate in the Distribution Reinvestment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. Non-resident unitholders are not eligible to participate in DRIP.
Contributed Surplus

	2006	2005

Balance, beginning of year	$3,646	$1,923
Trust unit rights incentive plan (non-cash expensed)	1,298	1,740
Deferred entitlement trust units (non-cash expensed)	1,248	1,192
Trust unit rights incentive plan (non-cash exercised)	(1,028)	(1,209)
Deferred entitlement trust units (non-cash exercised)	(233)	—

Balance, end of year	$4,931	$3,646

14. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 18 million trust units, may be reserved for DEUs, rights and option grants, in aggregate.
In 2005, Pengrowth’s Long Term Incentive Plans were redesigned to incorporate both grants of Trust Unit Rights pursuant to the Trust Unit Rights Incentive Plan, and grants of DEUs pursuant to the Deferred Entitlement Unit Plan.
Deferred Entitlement Unit Plan
The DEUs issued under the plan vest and are converted to trust units on the third anniversary from the date of grant and will receive deemed distributions prior to the vesting date in the form of additional DEUs. However, the number of DEUs actually issued to each participant at the end of the three year vesting period will be subject to an absolute performance test and a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of DEUs granted plus accrued DEUs through the deemed reinvestment of distributions.
Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of DEUs is determined using the closing trust unit price on the date of grant. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for directors, officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions and fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. A performance multiplier of 125 percent was used for 2006 (2005 — 100 percent) based on Pengrowth’s total return compared to its peer group at year end. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.
114 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Pengrowth recorded compensation expense of $1.3 million in 2006 (2005 — $1.2 million) related to the DEUs. In 2006, the weighted average grant date fair value was $20.65 per DEU (2005 — $18.31 per DEU). As at December 31, 2006, the amount of compensation expense to be recognized over the remaining vesting period was $4.4 million (December 31, 2005 — $3.7 million) or $13.44 per DEU (2005 — $20.03 per DEU). The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.8 years (2005 — 1.2 years).

	2006		2005

	Number	Weighted value	Number	Weighted value
DEUs	of DEUs	average fair	of DEUs	average fair

Outstanding at beginning of year	185,591	$18.32	—	$—
Granted	222,088	$22.28	194,229	$18.31
Forfeited	(33,981)	$20.13	(26,258)	$18.16
Exercised	(14,207)	$20.43	—	$—
Deemed DRIP	40,077	$19.14	17,620	$18.19

Outstanding at end of year	399,568	$20.55	185,591	$18.32

Trust Unit Rights Incentive Plan
Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2006 were $1.79 per trust unit right (2005 — $1.49 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.
As at December 31, 2006, rights to purchase 1,534,241 trust units were outstanding (2005 — 1,441,737) that expire at various dates to December 2, 2011.

	2006		2005

	Number	Weighted average	Number	Weighted
Trust Unit Rights	of Rights	exercise price	of Rights	exercise price

Outstanding at beginning of year	1,441,737	$14.85	2,011,451	$14.23
Granted (1)	617,409	$22.39	606,575	$18.34
Exercised	(452,468)	$14.75	(953,904)	$12.81
Forfeited	(72,437)	$17.47	(222,385)	$16.19

Outstanding at year-end	1,534,241	$16.06	1,441,737	$14.85

Exercisable at year-end	969,402	$14.22	668,473	$13.73

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
PENGROWTH 2006 | 115

Notes to Consolidated
Financial Statements
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2006:

		Rights Outstanding		Rights Exercisable

		Weighted average
		remaining	Weighted		Weighted
	Number	contractual life	average	Number	average
Range of Exercise Price	outstanding	(years)	excercise price	exercisable	exercise price

$7.00 to $8.99	130,250	0.9	$7.18	130,250	$7.18
$9.00 to $10.99	2,100	1.4	$10.48	2,100	$10.48
$11.00 to $12.99	345,820	2.1	$12.22	345,820	$12.22
$14.00 to $15.99	378,075	3.0	$15.05	246,317	$15.16
$16.00 to $18.99	241,349	4.4	$17.93	109,059	$17.70
$19.00 to $24.99	436,647	4.2	$21.62	135,856	$21.64

$7.00 to $24.99	1,534,241	3.2	$16.06	969,402	$14.22

Compensation expense associated with the trust unit rights granted during 2006 was based on the estimated fair value of $1.79 per trust unit right (2005 — $2.75). The fair value of trust unit rights granted in 2006 was estimated at eight percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 4.1 percent, volatility of 19 percent, expected distributions of $3.00 per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.
Compensation expense related to the trust unit rights in 2006 was $1.3 million (2005 — $1.7 million). As at December 31, 2006, the amount of compensation expense to be recognized over the remaining vesting period was $0.6 million (December 31, 2005 — $0.9 million) or $0.64 per trust unit right (2005 — $0.50 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.9 year (2005 — 1.0 year). The trust units are issued from treasury upon vesting.
Trust Unit Option Plan
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase trust units. No new grants have been issued under the plan since November 2002. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary.
As at December 31, 2006, options to purchase 98,619 trust units were outstanding (2005 — 259,317) that expire at various dates to June 28, 2009.
116 | PENGROWTH 2006

Notes to Consolidated
Financial Statements

	2006		2005
	Number	Weighted average	Number	Weighted average
Trust Unit Options	of Options	exercise price	of Options	exercise price

Outstanding at beginning of year	259,317	$17.28	845,374	$16.97
Exercised	(155,298)	$18.03	(558,307)	$16.74
Expired	(5,400)	$16.96	(27,750)	$18.63

Outstanding and exercisable at year-end	98,619	$16.12	259,317	$17.28

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2006:

	Options Outstanding and Exercisable
		Weighted average
Range of	Number outstanding	remaining contractual	Weighted average
exercise prices	and exercisable	life (years)	exercise price

$12.00 to $14.99	24,793	2.0	$13.12
$15.00 to $16.99	22,799	1.8	$15.00
$17.00 to $17.99	29,316	1.3	$17.47
$18.00 to $20.50	21,711	0.9	$18.90

$12.00 to $20.50	98,619	1.5	$16.12

Trust Unit Award Plan
Effective July 13, 2005, Pengrowth established an incentive plan to reward and retain employees whereby trust units and cash were awarded to eligible employees. Pengrowth acquires the trust units to be awarded under the plan on the open market and places them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight-line basis over one year. In addition, the cash portion of the incentive plan is being accrued on a straight-line basis over one year. Any unvested trust units will be sold on the open market. Any change in the market value of the trust units and re-invested distributions over the vesting period accrues to the eligible employees. In 2006, the amount charged to net income related to the July 13, 2005 trust unit award plan including the cash portion of the award, net of any unvested trust units that were sold on the open market was $2.7 million (2005 — $2.9 million).
Effective February 27, 2006, Pengrowth awarded trust units and in some cases trust units and cash to eligible employees under the Trust Unit Award Plan. Eligible employees will receive the trust units and cash on or about July 1, 2007. Pengrowth acquired the trust units to be awarded under the plan on the open market for $5.1 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight-line basis over the vesting period. In addition, the cash portion of the incentive plan of approximately $1.1 million is being accrued on a straight line basis over the vesting period. Any unvested trust units will be sold on the open market. In 2006, the amount charged to net income related to the February 27, 2006 trust unit award plan including the cash portion of the award was $3.0 million.
Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of zero to 11 percent (2005 — zero to ten percent) of their annual basic salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (Group RRSP), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 13
PENGROWTH 2006 | 117

Notes to Consolidated
Financial Statements
percent and Pengrowth will match contributions to a maximum of five percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP were $2.1 million in 2006 (2005 — $1.5 million) and $0.6 million in 2006 (2005 — $0.5 million), respectively.
Trust Unit Margin Purchase Plan
Pengrowth has a plan whereby the employees and certain consultants of Pengrowth and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Certain officers and directors hold trust units under the Trust Unit Margin Purchase Plan; however, they are prohibited from increasing the number of trust units they can hold under the plan. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2006, 527,482 trust units were deposited under the plan (2005 — 721,334) with a market value of $10.5 million (2005 — $16.3 million) and a corresponding margin loan of $5.8 million (2005 — $2.7 million).
The investment dealer has limited the total margin loan available under the plan to the lesser of $20 million or 75 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, Pengrowth may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by Pengrowth are to be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount Pengrowth may be required to pay at December 31, 2006 was $5.8 million (2005 — $2.7 million), however, the individual plan members are primarily responsible for any margin loans and Pengrowth would only be responsible for any unpaid amounts.
15. DEFICIT

	2006	2005

Accumulated earnings	$1,315,686	$1,053,383
Accumulated distributions paid or declared	(2,655,093)	(2,096,030)

	$(1,339,407)	$(1,042,647)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gain (losses) on commodity contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
118 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
16. FOREIGN EXCHANGE LOSS (GAIN)

	2006	2005

Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$480	$(7,800)
Realized foreign exchange (gain) loss	(458)	834

	$22	$(6,966)

The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the Bank of Canada exchange rate in effect at the close of business on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar denominated debt are included in income. Foreign exchange gains and losses on translating the U.K. Pound Sterling denominated debt are deferred and included in other assets.
17. OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

Cash provided by (used for):	2006	2005

Accounts receivable	$12,819	$(21,072)
Accounts payable and accrued liabilities	(30,974)	29,953
Due to Pengrowth Management Limited	(6,176)	952

	$(24,331)	$9,833

Change in Non-Cash Investing Working Capital

Cash provided by:	2006	2005

Accounts payable for capital accruals	$37,529	$1,117

Cash Payments

	2006	2005

Taxes	$14	$2,123
Interest	$32,183	$21,779

18. RELATED PARTY TRANSACTIONS
The Manager provides certain services pursuant to a management agreement for which Pengrowth was charged $2.9 million (2005 — $6.9 million) for performance fees and $7.0 million (2005 — $9.1 million) for management fees. In addition, Pengrowth was charged $1.0 million (2005 — $0.9 million) for reimbursement of general and administrative expenses incurred by the Manager pursuant to the management agreement. The law firm controlled by the Vice President and Corporate Secretary of the Corporation charged $1.0 million (2005 — $0.7 million) for legal and advisory services provided to Pengrowth. The transactions have been recorded at the exchange amount. Amounts payable to the related parties are unsecured, non-interest bearing and have no set terms of repayment.
PENGROWTH 2006 | 119

Notes to Consolidated
Financial Statements
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 34 percent of the outstanding common shares. In December 2006, two senior officers of the Corporation directly and indirectly purchased a total of 30,000 shares of Monterey for a total consideration of $150,000 in a new share offering marketed by an independent broker.
19. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2006	2005

Weighted average number of trust units — basic	175,871	157,127
Dilutive effect of trust unit options, trust unit rights and DEUs	583	787

Weighted average number of trust units — diluted	176,454	157,914

In 2006, 0.8 million (2005 — 0.4 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
20. FINANCIAL INSTRUMENTS
Interest Rate Risk
Pengrowth has mitigated some exposure to interest rate risk by entering into fixed rate term notes (Note 10). Pengrowth is exposed to interest rate risk on the Canadian revolving credit facility as the interest charged on the amount borrowed is based on a floating interest rate.
Foreign Currency Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below. Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments.
Pengrowth entered into a foreign exchange swap in conjunction with issuing Pounds Sterling 50 million of ten year term notes (Note 10) which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal of the Pound Sterling denominated debt at approximately Pounds Sterling 0.4976 per Canadian dollar. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at year-end. At December 31, 2006, the amount Pengrowth would receive (pay) to terminate the foreign exchange swap would be approximately $13.9 million (December 31, 2005 — ($2.2) million).
Credit Risk
Pengrowth sells a significant portion of its oil and gas to commodity marketers, refiners and end-users, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.
120 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Forward and Futures Contracts
Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.
As at December 31, 2006, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

	Volume	Reference		Price
Remaining Term	(bbl/d)	Point		per bbl

Financial:
Jan 1, 2007 — Dec 31, 2007	13,000	WTI	(1)	$ 76.58 Cdn
Jan 1, 2008 — Oct 31, 2008	1,000	WTI	(1)	$ 74.25 Cdn
Jan 1, 2008 — Dec 31, 2008	1,000	WTI	(1)	$ 78.88 Cdn

Natural Gas:

	Volume	Reference		Price
Remaining Term	(mmbtu/d)	Point		per mmbtu

Financial:
Jan 1, 2007 — Oct 31, 2007	5,000	Transco Z6	(1)	$11.62	Cdn
Jan 1, 2007 — Mar 31, 2007	11,848	AECO		$9.63	Cdn
Apr 1, 2007 — Oct 31, 2007	9,478	AECO		$8.28	Cdn
Jan 1, 2007 — Dec 31, 2007	42,652	AECO		$7.97	Cdn
Jan 1, 2007 — Oct 31, 2007	5,000	Chicago MI	(1)	$9.69	Cdn
Jan 1, 2007 — Dec 31, 2007	10,500	Chicago MI	(1)	$8.89	Cdn
Jan 1, 2007 — Oct 31, 2007	4,739	AECO		$7.39—9.07	Cdn(2)
Jan 1, 2007 — Mar 31, 2007	4,739	AECO		$7.91—10.81	Cdn(2)

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.

(2)	Costless collars
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year end. At December 31, 2006, the amount Pengrowth would receive to terminate the financial crude oil and natural gas contracts would be $5 million and $32 million, respectively.
PENGROWTH 2006 | 121

Notes to Consolidated
Financial Statements
Natural Gas Fixed Price Sales Contract:
Corporation assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At December 31, 2006, the amount Corporation would pay to terminate the fixed price sales contract would be $17 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mmbtu/d)	per mmbtu (1)

2007 to 2009:
Jan 1, 2007 — Oct 31, 2007	3,886	$2.29Cdn
Nov 1, 2007 — Oct 31, 2008	3,886	$2.34Cdn
Nov 1, 2008 — April 30, 2009	3,886	$2.40Cdn

(1)	Reference price based on AECO.
In accordance with GAAP, the fair value of the commodity contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. A summary of the gains (losses) on the fair value of the commodity contracts are provided below:

2006

Current gain on the fair value of commodity contracts	$37,972
Non-current gain on the fair value of commodity contracts	495
Non-current loss on the fair value of commodity contracts	(1,367)

37,100
Fair value of commodity contracts recognized as part of Esprit Trust acquisition	(10,601)

Unrealized gain on fair value of commodity contracts	$26,499

Fair Value of Financial Instruments
The carrying value of financial instruments included in the balance sheet, other than U.S. and U.K. debt, the debentures and remediation trust funds approximate their fair value due to their short maturity. The fair value of the other financial instruments is as follows:

	2006		2005

Years ended December 31	Fair value	Net book value	Fair value	Net book value

Remediation funds	$11,162	$11,144	$9,071	$8,329
U.S. dollar denominated debt	$224,624	$233,080	$220,187	$232,600
Pound Sterling denominated debt	$109,692	$114,120	$101,257	$100,489
Convertible debentures	$75,488	$75,127	$—	$—

122 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
21. COMMITMENTS

	2007	2008	2009	2010	2011	Thereafter	Total

Operating leases	$7,350	$7,387	$6,494	$6,019	$5,790	$35,923	$68,963

(1)	Operating leases include office rent and vehicle leases.
Pengrowth is involved in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect Pengrowth’s financial position or reported results of operations.
22. SUBSEQUENT EVENTS
On January 22, 2007, Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, which hold Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) for a purchase price of $1.0375 billion, prior to adjustments. The acquisition of the CP Properties was funded in part by the December 1, 2006 equity offering of approximately $461 million with the balance funded by a new credit facility. A deposit of $103.8 million was paid on the acquisition prior to year end.
In conjunction with acquiring the CP Properties, Pengrowth entered into a new $600 million credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a one year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. The facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. Certain net proceeds from any future asset dispositions, equity offerings or debt issuances are required to repay the amount borrowed under this credit facility.
Subsequent to December 31, 2006, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties as follows:
Crude Oil:

	Volume	Reference		Price
Remaining Term	(bbl/d)	Point		per bbl

Financial:
Mar 1, 2007 — Dec 31, 2007	2,000	WTI	(1)	$73.36	Cdn
Jan 1, 2008 — Dec 31, 2008	7,000	WTI	(1)	$75.31	Cdn

PENGROWTH 2006 | 123

Notes to Consolidated
Financial Statements
Natural Gas:

	Volume	Reference		Price
Remaining Term	(mmbtu/d)	Point		per mmbtu

Financial:
Feb 1, 2007 — Dec 31, 2007	7,500	TETCO M3	(1)	$9.00	Cdn
Mar 1, 2007 — Dec 31, 2007	5,000	TETCO M3	(1)	$9.08	Cdn
Feb 1, 2007 — Dec 31, 2007	7,500	NYMEX	(1)	$8.94	Cdn
Jan 1, 2008 — Dec 31, 2008	5,000	Transco Z6	(1)	$10.90	Cdn
Mar 1, 2007 — Dec 31, 2007	4,740	AECO		$8.48	Cdn
Apr 1, 2007 — Dec 31, 2007	2,370	AECO		$7.02	Cdn
Nov 1, 2007 — Dec 31, 2007	2,370	AECO		$8.44	Cdn
Jan 1, 2008 — Mar 31, 2008	2,370	AECO		$8.44	Cdn
Jan 1, 2008 — Dec 31, 2008	42,653	AECO		$8.33	Cdn
Mar 1, 2007 — Dec 31, 2007	2,500	Chicago MI	(1)	$8.21	Cdn
Jan 1, 2008 — Dec 31, 2008	5,000	Chicago MI	(1)	$9.20	Cdn

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.
23.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2006, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $114.2 million. The ceiling test did not include the CP Properties discussed in Note 22. The application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs at December 31, 2005.
Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. Pengrowth had write-downs of capitalized costs in 1998 and 1997 of $328.6 million and $49.8 million respectively. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2006 depletion charge by $24.0 million (2005 — $24.7 million).
(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Statement of Financial Accounting Standards (SFAS) 130, “Reporting Comprehensive Income” requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.
124 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
(d)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.
Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. As at December 31, 2006, there were no financial crude oil and natural gas contracts outstanding for which hedge accounting was applied. The estimated fair value of the financial crude oil and natural gas contracts outstanding at year end have been recorded on the balance sheet with the change in fair value of these contracts from May 1, 2006 to December 31, 2006 recorded in net income. The accounting treatment for financial commodity contracts entered into after May 1, 2006 and where hedge accounting was no longer applied by Pengrowth is consistent with the accounting standards for these contracts under U.S. GAAP.
At December 31, 2005, $18.4 million was recorded as a current liability in respect of the fair value of financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. These amounts were recognized against crude oil and natural gas sales over the terms of the related hedges.
At December 31, 2005, $0.3 million was recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change in net income.
At December 31, 2005, Pengrowth’s foreign currency swap was not designated as a hedge resulting in the estimated fair value of $2.2 million being recorded as a liability with a corresponding charge to net income. Subsequent to December 31, 2005, Pengrowth designated the foreign currency swap as a cash flow hedge on its U.K. pound denominated debt. Changes in the fair value of the foreign currency swap subsequent to designation as a hedge are charged to other comprehensive income and reclassified to earnings to the extent the amount offsets unrealized gains and losses on the translation of the U.K. denominated debt. Under Canadian GAAP, for the year ended December 31, 2006, a $13.6 million exchange loss on the translation of the U.K. pound denominated debt was deferred and included in other assets on the balance sheet. This deferred exchange loss has been expensed under U.S. GAAP and has been offset by the reclassification of $13.6 million of the unrealized gain on the foreign currency swap from other comprehensive income.
(e)	Under U.S. GAAP the Trust’s equity is classified as redeemable equity as the Trust units are redeemable at the option of the holder. The redemption price is equal to the lesser of 95 percent of the market trading price of the “consolidated” trust units traded on the TSX for the ten trading days after the trust units have been surrendered for redemption and the closing market price of the “consolidated” trust units quoted on the TSX on the date the trust units have been surrendered for redemption. The total amount of trust units that can be redeemed for cash is limited to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in Specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed.

(f)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax expense (reduction) taxed at the federal level for the year ended December 31, 2006 is ($9.4 million) (2005 — $12.9 million). The portion of income tax expense (reduction) taxed at the provincial level is ($4.9 million) (2005 — $1.6 million).
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Notes to Consolidated
Financial Statements
(g)	SFAS 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment” deals with accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award —the requisite service period. Since January 1, 2003, Pengrowth has recognized the costs of equity instruments issued in exchange for employee services based on the grant-date fair value of the award, in accordance with Canadian GAAP. Prior to adoption of SFAS 123(R) on January 1, 2006, forfeitures of share-based payments were accounted for as they occurred, as permitted under Canadian GAAP. As of January 1, 2006, forfeitures were estimated at the date of grant for both Canadian GAAP and U.S. GAAP. The effect of the change of estimating forfeitures was not material.
Pengrowth adopted SFAS 123(R) for U.S. reporting purposes on January 1, 2006 using the modified prospective approach. Under the modified prospective approach, the valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not restated for comparative purposes. Upon adoption of SFAS 123(R), Pengrowth began using a binomial lattice model for estimating the fair value of trust unit rights for both Canadian and U.S. GAAP purposes. The impact of the change to a binomial lattice model for estimating fair value of trust unit rights was not material.
Additional disclosures required under U.S. GAAP are provided below. Tabular amounts are stated in thousands of Canadian dollars or in thousands of trust units (expect per unit amounts).
The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2006			2005

	Number Exercised		Intrinsic Value	Number Exercised	Intrinsic Value

DEUs	14,523	(1)	$334	—	$—
Trust Unit Options	155,298		827	558,307	1,611
Trust Unit Rights	452,468		3,924	953,904	6,023

Total	622,289		$5,085	1,512,211	$7,634

(1)	DEUs exercised relates to trust units issued under the plan for 2006 retirees as DEUs vest immediately upon retirement.
The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest at December 31, 2006:

	Trust Unit Options	Trust Unit Rights	DEUs

Number vested and expected to vest	98,619	1,521,207	374,595
Weighted average exercise price per unit (1)	$16.12	$16.04	$—
Aggregate intrinsic value	$377	$5,936	$7,469
Weighted average remaining life (years)	1.5	3.2	1.8

(1)	No proceeds on exercise price of DEUs, see Note 14 for details
126 | 2006 PENGROWTH

Notes to Consolidated
Financial Statements
The following table summarizes information about trust unit options and trust unit rights outstanding at December 31, 2006:

	Trust Unit Options	Trust Unit Rights

Number exercisable (1)	98,619	969,402
Weighted average exercise price per unit	$16.12	$14.22
Aggregate intrinsic value	$377	$5,542
Weighted average remaining life (years)	1.5	3.2

(1)	No DEUs were exercisable at December 31, 2006.
(h)	Under US GAAP, the unrealized gain on crude oil and natural gas derivative contracts of $26.5 million for the year ended December 31, 2006 would be combined with realized gains or losses on crude oil and natural gas derivative contracts and recorded in oil and gas sales.

(i)	Under Canadian GAAP, the Trust’s convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete or amortize the balance to the principal due on maturity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

(j)	Under SFAS 141, “Business Combinations”, supplemental pro forma disclosure is required for significant business combinations occurring during the year. On October 2, 2006, Pengrowth and Esprit Trust completed a business combination. The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006.
The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations might have been under U.S. GAAP, had the business combination taken place on January 1 of each of the following years:

(unaudited)	2006 Pro Forma	2005 Pro forma

Oil and gas sales	$1,458,370	$1,441,793
Net income	$182,661	$355,573
Net income per trust unit:
Basic	$0.90	$1.85
Diluted	$0.89	$1.85

(k)	Under U.S. GAAP, the amount shown as bank indebtedness of $14.6 million for the year ended December 31, 2005 on the consolidated statement of cash flows would be shown as cash generated from financing activities.

(l)	New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, Accounting for Taxes. FIN 48 prescribes a threshold condition that a
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Notes to Consolidated
Financial Statements
tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from FIN 48.
In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Pengrowth does not expect that SFAS 155 will have a material impact on the financial position, results of operations or cash flows.
In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expand disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.
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Notes to Consolidated
Financial Statements
Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:
(Stated in thousands of Canadian dollars, except per trust unit amounts)

Years ended December 31	2006	2005

Net income, as reported	$262,303	$326,326
Adjustments:
Depletion and depreciation (a)	23,997	24,723
Ceiling test write down under US GAAP (a)	(114,212)	—
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (d)	255	(255)
Unrealized loss on foreign exchange contract (d)	—	(2,204)
Reclassification of hedging losses on foreign exchange swap from other comprehensive income (d)	13,631	—
Deferred foreign exchange loss (d)	(13,631)	—
Non-cash interest on convertible debentures (i)	(29)	—

Net income — U.S. GAAP	$172,314	$348,590
Other comprehensive income (c):
Unrealized gain on foreign exchange swap (d)	16,077	—
Unrealized hedging gain (loss) (d)	18,153	(25,470)
Reclassification to net income (d)	(13,631)	—

Comprehensive income — U.S. GAAP	$192,913	$323,120

Net income — U.S. GAAP
Basic	$0.98	$2.22
Diluted	$0.98	$2.21

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Notes to Consolidated
Financial Statements
Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the balance sheets as reported:
(Stated in thousands of Canadian dollars)

		Increase
As at December 31, 2006	As Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized foreign exchange gain (d)	$—	$1,559	$1,559
Other assets (d)	29,097	(1,317)	27,780
Capital assets (a)	3,741,602	(282,434)	3,459,168

		$(282,192)

Liabilities
Convertible debentures (i)	$75,127	$189	$75,316
Unitholders’ equity (e):
Accumulated other comprehensive income (c)(d)	$—	$2,446	$2,446
Trust Unitholders’ Equity (a)	3,049,677	(284,827)	2,764,850

		$(282,192)

		Increase
As at December 31, 2005	As Reported	(Decrease)	U.S. GAAP

Assets:
Capital assets (a)	$2,067,988	$(192,219)	$1,875,769

		$(192,219)

Liabilities
Accounts payable (d)	$111,493	$255	$111,748
Current portion of unrealized hedging loss (d)	—	18,153	18,153
Current portion of unrealized foreign currency contract (d)	—	2,204	2,204
Unitholders’ equity (e):
Accumulated other comprehensive income (c)(d)	$—	$(18,153)	$(18,153)
Trust Unitholders’ Equity (a)	1,475,996	(194,678)	1,281,318

		$(192,219)

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Notes to Consolidated
Financial Statements
ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
The components of accounts receivable are as follows:

As at December 31,	2006	2005

Trade	$125,522	$103,619
Prepaids	23,972	20,230
Other	2,225	3,545

	$151,719	$127,394

The components of accounts payable and accrued liabilities are as follows:

As at December 31,	2006	2005

Accounts payable	$73,631	$50,756
Accrued liabilities	127,425	60,737

	$201,056	$111,493

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